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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott L. Bok, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scott L. Bok
Signature

Co-Chief Executive Officer
Title

Notary Public

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in Member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 25, 2010

A member firm of Ernst & Young Global Limited

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 31,958,012
Financial advisory fees receivable	22,921,749
Due from affiliates	14,770,688
Other assets	144,394
Total assets	$ 69,794,843
Liabilities and member's capital	
Compensation payable	$ 18,913,007
Accounts payable and accrued expenses	1,177,827
Total liabilities	20,090,834
Member's capital	49,704,009
Total liabilities and Member's capital	$ 69,794,843

See accompanying notes to financial statements.

Greenhill & Co., LLC

Statement of Income

Year Ended December 31, 2009

Revenues	
Financial advisory fees	$ 161,345,696
Interest	17,090
Total revenues	161,362,786
Expenses	
Employee compensation and benefits	77,099,587
Travel related expenses	4,417,964
Professional and advisory fees	2,547,447
Occupancy and equipment rental	7,063,886
Information services	2,914,257
Communications	1,116,312
Other operating expenses	1,508,028
Total expenses	96,667,481
Net income	$ 64,695,305

See accompanying notes to financial statements.

Greenhill & Co., LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2009

Balance at January 1, 2009	$ 38,278,492
Net income	64,695,305
Deemed contribution for allocable share of Parent issued equity awards (net of $7.1 million in share repurchases for payment of tax liabilities)	15,230,212
Contribution from Member	5,500,000
Distribution to Member	(74,000,000)
Balance at December 31, 2009	$ 49,704,009

See accompanying notes to financial statements.

Greenhill & Co., LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 64,695,305
Adjustments to reconcile net income to net cash provided by operating activities:	
Employee compensation for allocable share of Parent issued equity awards (net of $7.1 million in share repurchases for payment of tax liabilities)	15,230,212
Changes in assets and liabilities:	
Financial advisory fees receivable	(6,539,741)
Due from affiliates	(2,009,665)
Other assets	30,818
Compensation payable	7,249,113
Accounts payable and accrued expenses	(985,398)
Due to affiliates	(517)
Net cash provided by operating activities	77,670,127
Cash flows from financing activities	
Contribution from Member	5,500,000
Distribution to Member	(74,000,000)
Cash used in financing activities	(68,500,000)
Net increase in cash and cash equivalents	9,170,127
Cash and cash equivalents, beginning of the year	22,787,885
Cash and cash equivalents, end of the year	$ 31,958,012

See accompanying notes to financial statements.

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent" or "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, restructuring and similar corporate finance matters as well as fund placement services for private equity and other financial sponsors. The Company has offices in New York, Chicago, Dallas, Houston, Los Angeles and San Francisco.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"), Greenhill & Co. Europe LLP ("GCEI") and Greenhill Capital Partners Europe LLP ("GCPE"). GCI and GCEI are authorized Corporate Finance Advisory Firms which are regulated by the U.K. Financial Services Authority ("FSA"). GCI has an office in the United Kingdom and GCEI has an office in Germany. Both firms are engaged in similar investment banking activities as those conducted by the Company in the United States. GCPE is also regulated by the FSA and provides investment advisory services to GCP Europe, the Parent's UK-based private equity fund.

G&Co is an affiliate of Greenhill & Co. Europe Holdings Limited ("GCE"). GCE controls GCI, GCEI and GCPE, through its controlling membership interests.

G&Co is an affiliate of Greenhill & Co. Canada Ltd. ("GCL"), a Toronto based investment banking firm. GCL is engaged in similar investment banking activities to those conducted by the Company in the United States. GCL is wholly-owned by Greenhill & Co. Holdings Canada, Ltd., a Canadian holdings company, that is wholly owned by the Parent.

G&Co is an affiliate of Greenhill & Co. Japan Ltd. ("GCJ"), a Tokyo based investment banking firm. GCJ is engaged in similar investment banking activities to those conducted by the Company in the United States. GCJ is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Capital Partners, LLC ("GCPLLC"), a New York based investment advisor. GCPLLC provides managerial and administrative services to affiliated partnerships which invest in private equity and is a registered investment advisor under the Investment Advisors Act of 1940 ("IAA"). GCPLLC is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Venture Partners, LLC ("GVP"), a New York based investment advisor. GVP provides investment advisory services to affiliated partnerships which invest in early growth stage companies in the tech-enabled and business information services industries and is a registered investment advisor under the IAA. GVP is a wholly-owned subsidiary of the Parent.

G&Co is an affiliate of Greenhill Capital Partners II, LLC ("GCP II LLC"), which is controlled by GCPLLC. GCPLLC and GVP have delegated their obligation to manage and administer the affiliated partnerships which invest in both private equity and early growth stage companies.

G&Co is an affiliate of Greenhill Aviation Co., LLC ("GAC"). GAC owns and operates an aircraft, which is used for the benefit of the Parent's employees and their immediate family members. GAC is a wholly-owned subsidiary of the Parent.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

The Company recognizes financial advisory fee revenue for mergers and acquisitions or financing advisory and restructuring engagements when the services related to the underlying transactions are completed in accordance with the terms of the engagement letters. The Company recognizes fund placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter. Retainer fees are recognized as financial advisory fee revenue over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements. Client reimbursements totaled $3.0 million in 2009.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less, when purchased, to be cash equivalents. At December 31, 2009, the carrying value of the Company's cash equivalents amounted to $7.7 million, which approximated fair value. Cash equivalents primarily consist of money market funds and overnight deposits.

The Company maintains its cash and cash equivalents with financial institutions with high credit ratings. The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits and institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Financial Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. The Company did not have any recorded allowances at December 31, 2009.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees of the Company. The Company accounts for its share-based compensation payments under which the fair value of restricted stock units granted to employees with future service requirements is recorded as compensation expense and generally amortized over a five-year service period following the date of grant. Compensation expense is determined at the date of grant.

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Accounting Developments

In May 2009, the FASB issued a new standard that provides guidance on management's assessment of subsequent events. The standard is effective prospectively for interim and annual periods ending after June 15, 2009. See "Note 10 – Subsequent Events" for required disclosure.

In June 2009, the FASB issued ASU No. 2009-01, "Topic 105 — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles." This Accounting Standards Update amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168, including the accounting standards update instructions contained in Appendix B of the Statement. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure requirements for revenue recognition. These amendments, effective for fiscal years

beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements. The Company will adopt these amendments on January 1, 2011 and is currently assessing the impact of the guidance on its financial statements.

Note 3 – Related Party Transactions

Expenses allocated to the Company from affiliates are recorded within their respective expense categories with corporate overhead expenses included in other operating expenses on the statement of income. For the year ended December 31, 2009, expenses allocated to the Company were $2.4 million. In addition, the Company funds certain expenses on behalf of its affiliates, which are then charged back to the respective affiliate. The Company records the expenses charged back to the affiliates as a reduction to the respective expense category. For the year ended December 31, 2009, the total amount of expenses charged back to affiliates was $3.3 million.

At December 31, 2009, the Company had $4.9 million of receivables from GAC. In addition, the Company had receivables relating to amounts due from expense chargebacks of $6.5 million from GCPLLC, $1.9 million from GVP, and $0.1 million from the Parent. The Company had receivables of $0.5 million from GCI, $0.1 million from GCEI, $0.1 million from GCL and $0.7 from GCJ primarily relating to general administrative and operating business expenses paid for by the Company on the respective affiliate's behalf. These receivables are included in due from affiliates in the statement of financial condition.

Note 4 - Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. Accordingly, no provision for income taxes is provided in the Company's financial statements. The Company determined that there was no requirement to accrue any liabilities, pursuant to FASB ASC 740-10 (formerly FIN 48).

Note 5 – Restricted Stock Units

The Company participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date. To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, beginning with awards granted in 2009 any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Company.

Restricted stock units are issued to employees under the equity incentive plan, primarily in connection with its annual bonus awards and compensation agreements for new hires.

For the year ended December 31, 2009 the Company was allocated a compensation charge for the amortization of restricted stock units of $22.3 million from the Parent, which has been included in employee compensation and benefits in the statement of income with a corresponding charge to deemed contribution to Member's capital. During 2009, the Company made deemed repurchases of $7.1 million (recorded as a reduction of equity) of restricted stock units in conjunction with the payment of tax liabilities incurred on the vesting of restricted stock units.

During 2009 the number of units awarded to employees of the Company was 623,507 with a weighted average fair value of $67.03. The fair value is based on the market price of the Parent's shares at the grant date of the award.

Note 6 – Member's Capital

The Company makes periodic cash distributions subject to net capital requirements and working capital needs, to its Parent. During 2009, the Company distributed $74.0 million to the Parent.

The Parent also makes periodic cash capital contributions subject to working capital needs of the Company. During 2009, the Parent contributed $5.5 million to the Company.

Note 7 - Retirement Plan

G&Co participates in a qualified defined contribution plan (the "Retirement Plan") sponsored by the Parent covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code, and employer discretionary profit sharing contributions, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. The Parent provides matching contributions up to $1,000 per employee.

For the year ended December 31, 2009, the Company incurred approximately $0.1 million for matching contributions and $0.6 million for discretionary contributions to the Retirement Plan. The assets of the Retirement Plan are invested in various equity based mutual funds and money market funds.

Note 8 – Commitments and Contingencies

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2009, the approximate aggregate minimum future rental payments for the leases held by the Company and its portion of the lease payments allocated by the Parent were as follows:

2010	$ 4,757,000
2011	5,401,000
2012	7,298,000
2013	7,058,000
2014	6,906,000
Thereafter	41,630,000
Total	$ 73,050,000

Rent expense, including the portion allocated by the Parent and leased equipment, for the year ended December 31, 2009 was approximately $5.4 million and is included in occupancy and equipment rental as a component of expense in the statement of income.

The Company is involved in certain legal proceedings incidental to the ordinary course of business. The Company does not believe any losses for such proceedings will likely have a material adverse effect on the Company's financial statements.

Note 9 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. As of December 31, 2009, G&Co's net capital was $11.7 million, which exceeded its requirement by $10.4 million. G&Co's aggregate indebtedness to net capital ratio was 1.71 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date as of which the financial statements are being issued and has determined that there are no subsequent events required to be reported.

Supplemental Information

Greenhill & Co., LLC

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2009

Net Capital	
Total Members' capital qualified for net capital	$ 49,704,009
Deductions and/or charges:	
Non-allowable assets:	
Financial advisory fees receivable	22,921,749
Due from affiliates	14,770,688
Other assets	144,394
Other deductions and/or charges	5,000
Total deductions and/or charges	37,841,831
Net Capital before haircuts on securities positions	11,862,178
Haircuts on securities:	
Other securities	143,222
Total haircuts on securities	143,222
Net capital	11,718,956
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Compensation payable	18,913,007
Accounts payable and accrued expenses	1,177,827
Total aggregate indebtedness	20,090,834
Computation of basic net capital requirements	
Minimum net capital required (based on 1/15 of aggregate indebtedness)	$ 1,339,390
Excess net capital (based on aggregate indebtedness)	$ 10,379,566
Ratio: aggregate indebtedness to net capital	1.71 to 1

There are no material differences between the amounts presented above and the amounts presented in the Company's corresponding unaudited December 31, 2009 Part II FOCUS filing dated January 26, 2010.

Schedule II

Greenhill & Co., LLC

Statement Regarding SEC Rule 15c3-3

December 31, 2009

G&Co does not hold customer funds or securities or carry accounts of customers; accordingly, no funds are required to be segregated.

Supplementary Report

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Greenhill & Co., LLC

In planning and performing our audit of the financial statements of Greenhill & Co., LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

A member firm of Ernst & Young Global Limited

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 25, 2010

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of and Management of Greenhill & Co., LLC:

We have performed the procedures enumerated below, which were agreed to by the Member of and management of Greenhill & Co., LLC (or the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries including check copies and the related bank statements.

   No findings were noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No findings were noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049000 FINRA DEC
GREENHILL & CO LLC 6*6
ATTN: HAROLD J RODRIGUEZ FL ~~8~~ 22nd floor
300 PARK AVE
NEW YORK NY 10022-7402

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Harold J. Rodriguez, Jr. (212) 389-1500

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 288,854

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (84,161)

December 7, 2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 204,693

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 204,693

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 204,693

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harold J. Rodriguez, Jr.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 2nd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 115,541,649

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — –

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ –

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ –

Enter the greater of line (i) or (ii) — –

Total deductions — –

2d. SIPC Net Operating Revenues — $ 115,541,649

2e. General Assessment @ .0025 — $ 288,854

(to page 1 but not less than $150 minimum)

SEC
Mail Processing
Section

MAR 0 1 2010

Washington, DC
120

Financial Statements and Supplemental Information

Greenhill & Co., LLC
(A Wholly-owned Subsidiary of Greenhill & Co., Inc.)
Year Ended December 31, 2009
With Report and Supplementary Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))

Ernst & Young LLP


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